UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

Amendment No. 1

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

This report on Form 6-K/A furnished by Orbotech Ltd. (“Orbotech”) amends Orbotech’s report on Form 6-K furnished with the U.S. Securities and Exchange Commission on May 17, 2018 (the “Form 6-K”), solely to identify where investors can find additional information in respect of the proposed business combination between KLA-Tencor Corporation (“KLA-Tencor”) and Orbotech. Except as expressly set forth above, this amendment to the Form 6-K does not amend, update or restate the information furnished on the Form 6-K, and the documents attached hereto and incorporated by reference herein have not been modified or amended from such documents attached to and incorporated by reference into the Form 6-K.

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Proxy Statement for its 2018 Annual General Meeting of Shareholders.

2.	A copy of the Proxy Card with respect to the Registrant’s 2018 Annual General Meeting of Shareholders.

        *         *         *         *         *         *

This report on Form 6-K/A is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

This report is provided in respect of a proposed business combination involving KLA-Tencor and Orbotech. This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Orbotech for their consideration. On May 16, 2018, KLA-Tencor filed with the SEC a Registration Statement on Form S-4 that includes a preliminary prospectus with respect to KLA-Tencor’s common stock to be issued in the proposed transaction and a preliminary proxy statement of Orbotech in connection with the merger of an indirect subsidiary of KLA-Tencor with and into Orbotech, with Orbotech surviving. The information in the preliminary proxy statement/prospectus is not complete and will be changed. KLA-Tencor may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 becomes effective. The proxy statement/prospectus will be provided to the Orbotech shareholders. KLA-Tencor and Orbotech also plan to file other documents with the SEC regarding the proposed transaction.

This report is not a substitute for any prospectus, proxy statement or any other document that KLA-Tencor or Orbotech has or may file with the SEC in connection with the proposed transaction. Investors and security holders of KLA-Tencor and Orbotech are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by KLA-Tencor on KLA-Tencor’s Investor Relations page (http://ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, 1 Technology Drive, Milpitas, CA 95035 (for documents filed with the SEC by KLA-Tencor), or by Orbotech on Orbotech’s Investor Relations page (investors.Orbotech.com) or by writing to Orbotech Ltd., Investor Relations, 7 Sanhedrin Boulevard, North Industrial Zone, Yavne 8110101 Israel (for documents filed with the SEC by Orbotech).

ORBOTECH LTD.

7 Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 8110101, Israel

May 17, 2018

Dear Shareholder:

You are cordially invited to attend the 2018 Annual General Meeting of Shareholders of Orbotech Ltd. (“Orbotech” or the “Company”) to be held at 10:00 a.m., Israel time, on Thursday, June 21, 2018, at Orbotech’s offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

As previously announced, on March 18, 2018, KLA-Tencor Corporation, a Delaware company (“KLA-Tencor”), Tiburon Merger Sub Technologies Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of KLA-Tencor (“Merger Sub”), and the Company entered into an agreement and plan of merger, as amended (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into the Company (the “Proposed Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of Sections 314-327 of the Israel Companies Law, 1999, as amended (the “Companies Law”) and the rules and regulations promulgated thereunder, following which Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of KLA-Tencor. If the Proposed Merger is consummated, each Ordinary Share that is issued and outstanding immediately prior to the Proposed Merger, other than ‘Excluded Shares’ (as defined in Amendment No. 1 to the Merger Agreement), will be converted into the right to receive: (i) cash, without interest, in an amount equal to $38.86; and (ii) 0.25 of a share of KLA-Tencor common stock, in each case subject to the terms and conditions set forth in the Merger Agreement.

The Proposed Merger has been approved by the Board of Directors of the Company as well as by the board of directors of KLA-Tencor and is subject to approval by the Company’s shareholders, required regulatory approvals and the satisfaction of other customary closing conditions. A separate extraordinary general meeting of the shareholders of the Company will be convened for purposes of approving the Merger Agreement, the Proposed Merger and the other transactions contemplated by the Merger Agreement.

Subject to fulfillment of the foregoing conditions, the closing of the Proposed Merger (the “Closing”) is expected to take place during the fourth quarter of calendar year 2018; however, no assurance can be provided as to whether and when the Closing will occur. For more information about the Proposed Merger, including the risks related thereto, please refer to Orbotech’s filings with the Securities and Exchange Commission.

Pursuant and subject to the terms and conditions set forth in the Merger Agreement, the Company is obligated to carry on its business in all material respects in the ordinary course in substantially the same manner as conducted prior to entering into the Merger Agreement. This includes holding the Company’s Annual General Meeting of its shareholders in the ordinary course.

You will be asked at this meeting to take action on the matters specified in the enclosed Proxy Statement and you will also have an opportunity to receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2017. The Board of Directors is recommending that you vote “FOR” the re-election of all of the nominees to the Board of Directors and “FOR” Items 4 and 5 specified on the enclosed form of proxy; and the Audit Committee of the Board of Directors is recommending that you vote “FOR” Item 3 specified on the enclosed form of proxy. A discussion period will be provided for questions and comments relating to the matters set forth in the enclosed Proxy Statement.

Please note this proxy statement does not relate to the Proposed Merger. Shareholders will have an opportunity to vote on that transaction at a separate meeting to be held later this year.

We look forward to greeting personally those shareholders who are able to be present at the meeting. If you do plan to attend, to gain access to the meeting we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on May 14, 2018, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your co-operation.

Very truly yours,

ASHER LEVY

Chief Executive Officer

ORBOTECH LTD.

7 Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 8110101, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels (“NIS”) 0.14 nominal (par) value per share (“Ordinary Shares”), of Orbotech Ltd. (“Orbotech” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at the Company’s 2018 Annual General Meeting of Shareholders (the “2018 Annual General Meeting” or the “Meeting”) or at any adjournment thereof.

As previously announced, on March 18, 2018, KLA-Tencor Corporation, a Delaware corporation (“KLA-Tencor”), Tiburon Merger Sub Technologies Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of KLA-Tencor (“Merger Sub”) and the Company entered into an agreement and plan of merger, as amended (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Proposed Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the provisions of Sections 314-327 of the Israel Companies Law, 1999, as amended (the “Companies Law”) and the rules and regulations promulgated thereunder, following which Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of KLA-Tencor. If the Proposed Merger is consummated, each Ordinary Share that is issued and outstanding immediately prior to the Proposed Merger, other than ‘Excluded Shares’ (as defined in Amendment No. 1 to the Merger Agreement), will be converted into the right to receive: (i) cash, without interest, in an amount equal to $38.86; and (ii) 0.25 of a share of KLA-Tencor common stock, in each case subject to the terms and conditions set forth in the Merger Agreement.

The Proposed Merger has been approved by the Board as well as by the board of directors of KLA-Tencor and is subject to approval by the Company’s shareholders, required regulatory approvals and the satisfaction of other customary closing conditions. A separate extraordinary general meeting of the shareholders of the Company will be convened for purposes of approving the Merger Agreement, the Proposed Merger and the other transactions contemplated by the Merger Agreement.

Subject to fulfillment of the foregoing conditions, the closing of the Proposed Merger (the “Closing”) is expected to take place during the fourth quarter of calendar year 2018; however, no assurance can be provided as to whether and when the Closing will occur.

Pursuant and subject to the terms and conditions set forth in the Merger Agreement, the Company is obligated to carry on its business in all material respects in the ordinary course in substantially the same manner as conducted prior to entering into the Merger Agreement. This includes holding the 2018 Annual General Meeting in the ordinary course.

The 2018 Annual General Meeting will be held on Thursday, June 21, 2018, at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, for the following purposes:

(1)	To re-elect eight directors to the Board;

(2)	To re-elect one director to the Board who will serve as an ‘external director’ and to approve his remuneration and benefits;

(3)	To re-appoint the Company’s auditors for the fiscal year ending December 31, 2018, and until the next annual general meeting of shareholders;

(4)	To approve the grant of, and to authorize the Board to grant, certain potential cash and equity-based retention incentives: (a) to the Chief Executive Officer of the Company; and (b) to the President and Chief Operating Officer of the Company; and

(5)	To approve the accelerated vesting as of immediately prior to the Closing of the Proposed Merger of equity-based awards granted to the Company’s directors in connection with the 2018 Annual General Meeting.

In addition, shareholders attending the meeting will have an opportunity to receive a hard copy of, and consider, the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2017.

This Proxy Statement is for the 2018 Annual General Meeting and does not relate to the extraordinary general meeting of shareholders expected to be held later in 2018 with respect to the approval of the Proposed Merger (the “2018 Extraordinary General Meeting”). This Proxy Statement is not soliciting votes for the 2018 Extraordinary General Meeting and shareholders will receive a separate proxy statement/prospectus related to the 2018 Extraordinary General Meeting. Nothing in this Proxy Statement should be construed as a solicitation or offer with respect thereto.

Shareholders are asked to read this proxy statement carefully and to vote on the matters set forth herein.

Voting procedures. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. No postage is required if mailed in the United States. Shareholders may revoke the authority granted by their execution of a proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. In order for a proxy to be counted, it must be duly executed and received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on June 20, 2018, the last business day immediately preceding the date of the Meeting (and, in each case, not revoked prior to such time). Shares represented by any proxy received after the times specified above will not be counted as present at the Meeting and will not be voted. Unless otherwise indicated on the form of proxy or as provided in the paragraphs below, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting (as specified above), will be voted in favor of Items 1–5 above.

Joint holders of shares should take note that, pursuant to Article 62 of the Articles of Association of the Company (the “Articles”), the vote of the senior holder of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Company’s share register.

Record date. Proxies for use at the Meeting are being solicited by the Board. Only shareholders of record at the close of trading on May 14, 2018, will be entitled to vote at the 2018 Annual General Meeting or at any adjournment thereof. Proxies are expected to be mailed to shareholders on or about May 28, 2018, and their return will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile transmission, electronic mail or other personal contact. The Company will bear the costs of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum. At the close of trading on May 14, 2018, the Company had outstanding 48,506,282 Ordinary Shares1, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders present in person or by proxy, and holding or representing between them Ordinary Shares conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. The Board has determined that if within one-half hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to Thursday, June 28, 2018, at the same time and place. At any such adjourned Meeting, if a quorum is not present within one-half hour from the specified time, any shareholders present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, Ordinary Shares subject to abstentions or to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as having been voted in respect thereof. Broker non-votes are votes that brokers holding Ordinary Shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such Ordinary Shares should be voted on those proposals and as to which the brokers have advised Orbotech that, accordingly, they lack voting authority.

Required vote. The affirmative vote of a simple majority of the voting rights of the Company represented and voting thereon at the Meeting is necessary for the approval of the proposed resolutions, provided that: (a) with respect to Item 2 above, (i) that majority includes at least a majority of the votes cast by shareholders of the Company who are not controlling shareholders and who do not have a personal interest in the matter as a result of a relationship with a controlling shareholder, who are present and voting (abstentions are disregarded); or (ii) that the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter as a result of a relationship with a controlling shareholder who are present and voted against the proposed resolution constitute two percent or less of the total voting power of the Company (the “External Director Majority”); and (b) with respect to Items 4(a) and 4(b) above: (i) that majority includes at least a majority of the votes cast by shareholders of the Company who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting (abstentions are disregarded); or (ii) that the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who are present and voted against the proposed resolutions constitute two percent or less of the total voting power of the Company (the “Compensation Majority”).

Pursuant to the Companies Law: (i) each shareholder voting on Item 2 above is required to inform the Company as detailed below prior to voting at the Meeting if the shareholder is a controlling shareholder of the Company and to indicate in the appropriate place in the proxy if the shareholder has a ‘personal interest’ in the approval of Item 2 as a result of a relationship with a controlling shareholder, as further detailed below (any of whom, an “Interested Party”); and (ii) each shareholder voting on Items 4(a) and 4(b) above is required to inform the Company as detailed below prior to voting at the Meeting if the shareholder is a controlling shareholder of the Company and to indicate in the appropriate place in the proxy if the shareholder has a ‘personal interest’ in the approval of Item 4(a) or 4(b), as applicable, as further detailed below (any of whom, also an “Interested Party”).

Under the Companies Law, the term ‘personal interest’ is defined as a personal interest of a shareholder in an action or a transaction of a company, not including any interest arising solely from holding the company’s

[1]	Does not include, as at that date: (i) a total of 4,465,456 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans of the Company or were available for grant pursuant to such plans; and (ii) a total of 5,410,773 Ordinary Shares held as treasury shares, all as described in further detail under the heading “Beneficial Ownership of Securities by Certain Shareholders and by Office Holders”.

shares, including the personal interest of the shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, or owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer. Under the Companies Law, in the case of a person voting by proxy, ‘personal interest’ includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

Generally, under the Companies Law, a ‘controlling shareholder’ is a shareholder who has the ability to direct the activities of a company (other than by holding a position in such company). A shareholder holding: (i) 50% or more of the voting rights of a company; (ii) the right to appoint a majority of its directors; or (iii) the right to appoint its chief executive officer, is presumed to be a controlling shareholder for these purposes. For certain purposes, including with respect to the approval of certain related party transactions, a shareholder holding 25% or more of the voting rights of a company would also be deemed a ‘controlling shareholder’, provided that there is no other person who holds more than 50% of the voting rights of such company.

Special voting instructions under the Companies Law. In order to provide for proper counting of your vote, in the enclosed proxy you are required to indicate whether or not you are an Interested Party with respect to Items 2, 4(a) and/or 4(b), respectively. If you have not marked “NO” on the proxy (or in your electronic submission), thereby confirming that you are not an Interested Party with respect to Items 2, 4(a) and/or 4(b), as relevant, your vote will not be counted for purposes of the External Director Majority with respect to Item 2, and will not be counted for purposes of the Compensation Majority with respect to Items 4(a) and/or 4(b), as relevant, and your signature on the enclosed proxy (or the submission of an electronic vote) will constitute a certification that you are an Interested Party with respect to Items 2, 4(a) and/or 4(b), as relevant.

As of the date of this Proxy Statement, the Company is not aware of any controlling shareholders as such term is defined for purposes of the Companies Law. Accordingly: (a) the Company believes that none of its shareholders should have a personal interest in Item 2 as a result of a relationship with a controlling shareholder, and therefore believes that all of its shareholders should mark “NO” in the appropriate place on the proxy (or in their electronic submission) with regard to Item 2; and (b) a shareholder would be an Interested Party in Items 4(a) and/or 4(b) only if such shareholder had a ‘personal interest’ therein, as defined above. The Company therefore believes that few, if any, of its shareholders would be an Interested Party with regard to Items 4(a) and/or 4(b) and that its shareholders should generally mark “NO” in the appropriate place on the proxy (or in their electronic submission) with regard to Items 4(a) and 4(b).

The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Shares represented by executed and unrevoked proxies will be voted in accordance with such judgment.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

SHAREHOLDERS AND BY OFFICE HOLDERS

The following table sets forth information as of May 14, 2018 (except with respect to the shareholders as noted below), concerning (i) the only persons or entities known to the Company beneficially to own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all Office Holders (as defined below) as a group.

Identity of Person or Group	Number of Shares(1)	Percentage of Ordinary Shares Outstanding(1)
• Dr. Jacob Richter (2) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	2,623,014	5.41%

• Renaissance Technologies LLC (3) 800 Third Avenue New York, New York 10022	2,526,394	5.21%

• Clal Insurance Enterprises Holdings Ltd. (4) 36 Raul Walenberg Street Tel Aviv, 66180 Israel	2,423,483	5.00%

• Office Holders as a group (consisting of 24 persons) (5)(6)	4,256,022	8.76%

(1)	The Company had outstanding, on May 14, 2018, 48,506,282 Ordinary Shares. This number does not include a total, as at that date, of 4,465,456 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans of the Company or were available for grant pursuant to such plans, of which: 417,157 were subject to outstanding options (317,574 of which had vested); 942,264 were subject to outstanding and unvested RSUs (as defined below); and 3,106,035 remained available for future equity awards pursuant to such plans, comprised of:

(a)	398,740 Ordinary Shares issuable pursuant to options awarded under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which 317,574 had vested;

(b)	177,305 Ordinary Shares issuable pursuant to equity awards under the 2010 Equity-Based Incentive Plan (the “2010 Plan”), of which:

(i)	51,175 were subject to outstanding and unvested RSUs; and

(ii)	126,131 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	3,889,411 Ordinary Shares issuable pursuant to equity awards under the 2015 Equity-Based Incentive Plan (the “2015 Plan”), of which:

(i)	18,417 were subject to outstanding options (none of which had vested);

(ii)	891,090 were subject to outstanding and unvested RSUs; and

(iii)	2,979,904 remained available for future equity awards pursuant to the 2015 Plan.

The above number of Ordinary Shares outstanding also does not include a total of 5,410,773 Ordinary Shares held at that date as treasury shares, of which: (a) 1,993,918 (including 37,022 Ordinary Shares held on behalf of the Company by the trustee appointed for purposes of the Company’s equity remuneration plans under Section 102 of the Israel Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”)) were owned by the Company as dormant shares under Israeli law and, for so long as they are owned by the Company, confer no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company; and (b) 3,416,855 were owned by one or more subsidiaries of the Company and, for so long as they are owned by a subsidiary of the Company, confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Because the Company uses the above number of Ordinary Shares outstanding as the calculation base, the percentage of Ordinary Shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the United States Securities and Exchange Commission (the “SEC”).

(2)	As of May 11, 2017, based on a report filed with the SEC on May 19, 2017, updated to reflect the actual number of Ordinary Shares owned. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to 2,631,909 Ordinary Shares, with his wife, Dr. Judith Richter. Dr. Jacob Richter serves as a member of the Board. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board, are brothers.

(3)	As of January 4, 2018, based on a report filed with the SEC dated February 14, 2018. The report indicated sole dispositive power as to 2,526,394 Ordinary Shares, sole voting power as to 2,419,855 Ordinary Shares and shared dispositive power as to 116,406 Ordinary Shares by Renaissance Technologies LLC (“RTC”), a Delaware limited liability company, and Renaissance Technologies Holdings Corporation (“RTHC”), a Delaware corporation. RTC beneficially owns 2,642,800 Ordinary Shares, as does RTHC, through its majority ownership of RTC.

(4)	As of January 25, 2018, based on a report filed with the SEC dated February 5, 2018. The report indicated shared dispositive power and shared voting power as to 2,423,483 Ordinary Shares by Clal Insurance Enterprises Holdings Ltd. (“Clal”), an Israeli public corporation and IDB Development Corporation Ltd. (“IDB Development”), an Israeli public corporation. Of the 2,423,483 Ordinary Shares reported as beneficially owned by Clal, the report indicated that: (i) 107,150 Ordinary Shares are beneficially held for its own account; and (ii) 2,316,333 Ordinary Shares are held for members of the public through a variety of investment funds that are managed by subsidiaries of Clal, which operate under independent management and make independent voting and investment decisions.

(5)	The term ‘Office Holder’ as defined in the Companies Law includes a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer. In addition to the 11 members of the Board, the Company considers 13 other individuals to be Office Holders as at May 14, 2018.

(6)	Includes 99,324 Ordinary Shares issuable upon the exercise of options or the vesting of RSUs referred to in footnote (1) above which had either vested as of, or will vest within 60 days from, May 14, 2018. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 1 and 2—Election of Directors

All of the directors of the Company (other than external directors whose terms are determined in accordance with applicable law) are elected on an annual basis to hold office until the end of the next annual general meeting of shareholders and until their successors have been duly elected and qualified or until any such director’s appointment terminates as provided for under applicable law or in the Articles. The external directors currently serve three year terms as required by Israeli law and are elected according to the Companies Law and the regulations promulgated thereunder.

The Articles provide that the minimum number of directors is three and the maximum number is eleven. As at May 14, 2018, the Board was comprised of 11 members, three of whom were elected as external directors under the provisions of the Companies Law. The terms of office of one of these external directors, Mr. Avner Hermoni, will expire on August 3, 2018, and Mr. Hermoni is a nominee for re-election as an external director at the Meeting, as discussed below.

In accordance with the Articles, any vacancies on the Board, including unfilled positions, may be filled by a resolution adopted by a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of shareholders (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

Under the Companies Law and regulations promulgated thereunder, Israeli public companies are generally required to have on their board of directors at least two external directors meeting certain independence criteria, all as provided under Israeli law. However, companies whose shares are traded on specified U.S. stock exchanges, including the Nasdaq Global Select Market, and which do not have a controlling shareholder, may (but are not required to) elect to: (i) opt out of the requirement to maintain external directors, or, alternatively (ii) retain external directors but opt out of the composition requirements under the Companies Law with respect to either or both of the audit and compensation committees; in each case, provided they meet the requirements of U.S. law and relevant stock exchange rules as applicable to domestic U.S. issuers with respect to independent directors and the composition of audit and compensation committees. After considering this matter, the Board has decided not to elect to opt out of any such requirements at this time and to maintain the current regime.

External directors are elected for a term of three years at the general meeting of shareholders by a disinterested majority of the shareholders (and cannot be appointed by the Board), and may generally be re-elected for two additional terms of three years each; each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director, and its audit committee and remuneration committee must include all external directors. Under regulations promulgated pursuant to the Companies Law, companies, such as the Company, whose shares are listed on specific exchanges outside of Israel, including Nasdaq, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms generally applicable, provided that, if an external director is being re-elected for an additional term or terms beyond the three three-year terms: (i) the audit committee and board of directors must determine that, in light of the external director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the external director must be re-elected by the majority of shareholders required for the initial appointment of an external director and subject to the terms specified in the Companies Law; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders prior to their approval.

Among other requirements, a person may not be elected as an external director if such person, his or her relative, partner, employer, anyone to whom he or she is directly or indirectly subordinate, or any entity under his or her control, has or had, on or within the two years preceding the date of his or her election, any ‘affiliation’ (as defined in the Companies Law) with the company, any controlling shareholder of the company, a relative of a controlling shareholder, or any entity controlled by the company or by a controlling shareholder of the company;

and if the company has no controlling shareholder or shareholder holding 25% or more of the company’s voting rights, also with the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or with a shareholder holding 5% or more of the outstanding shares or voting rights of the company.

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications, according to criteria set forth under Israeli law, and generally, at least one external director is required to have financial and accounting expertise. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise based, among other things, on the company’s size and the volume and complexity of its activities. The Board has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have or may have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

In addition to the external directors, a company may classify additional directors who meet the same non-affiliation criteria as external directors, and who have not served as directors of the company for more than nine consecutive years, as ‘independent directors’ under the Companies Law. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. A company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, may also classify directors who qualify as independent directors under the relevant non-Israeli rules relating to independence standards and who meet certain non-affiliation criteria, as ‘independent directors’ under the Companies Law, all as provided under regulations promulgated under the Companies Law. The Company has classified Mr. Dan Falk as an independent director under the Companies Law.

External directors and independent directors may receive compensation solely as provided for in the Companies Law and regulations promulgated pursuant thereto governing the terms of compensation payable to external directors (the “Compensation Regulations”). In addition, the Companies Law includes specific provisions with respect to the manner in which external directors and independent directors may be dismissed from office. Following termination of service, external directors and independent directors and their relatives are subject to certain restrictions with respect to receipt of benefits, service as an Office Holder, employment and provision of professional services to the company or a controlling shareholder thereof (or any entity controlled by a controlling shareholder).

Dr. Michael Anghel, Mr. Avner Hermoni and Mr. Joseph Tenne currently serve as external directors under the applicable provisions of the Companies Law. Following the recommendation of the Nominating Committee of the Board (the “Nominating Committee”), the Board is recommending that at the Meeting, shareholders approve the re-election of Mr. Avner Hermoni as an external director for a term of three years.

In addition, following the recommendation of the Nominating Committee, the Board is recommending that at the Meeting, shareholders approve the re-election as directors of all of the eight non-external directors currently in office: Mr. Yochai Richter, Mrs. Yehudit Bronicki, Mr. Dan Falk, Mr. Miron Kenneth, Dr. Jacob Richter, Mr. Eliezer Tokman, Prof. Shimon Ullman and Mr. Arie Weisberg, each for a term of approximately one year expiring at the Company’s annual general meeting of shareholders to be held in 2019.

It should be noted that notwithstanding the foregoing, pursuant to the Merger Agreement, the directors of Orbotech serving on the Company’s board immediately prior to the Closing would cease to be directors of the surviving company in the Proposed Merger as of such date.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such. All nominees for election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Set forth below is information, as at May 14, 2018, concerning all directors of the Company and nominees for election as directors at the Meeting.

Nominees for terms expiring in 2019

Directors whose current terms expire at the 2018 Annual General Meeting

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Yochai Richter (2)	Active Chairman of the Board	September 17, 1942	1992		1,021,866	2.11%

Yehudit Bronicki (3)	Director	December 29, 1941	2000	(4)	19,483	(5)

Dan Falk (3)(6)(7)	Company Director and Consultant	January 12, 1945	1997		19,483	(5)

Miron Kenneth (3)	Company Director	June 6, 1956	2014		0	(5)

Dr. Jacob Richter (2)	Chairman of the board of directors of Medinol Ltd.	December 24, 1945	2012	(8)	2,623,014	5.41%

Eliezer Tokman (3)(9)	Chairman of the board of directors of FirstPoint Mobile Guard Ltd.	May 13, 1950	2007		17,951	(5)

Prof. Shimon Ullman (3)(10)	Professor of Computer Science, Weizmann Institute of Science	January 28, 1948	1992		132,838	(5)

Arie Weisberg (3)	Company Director and Consultant	October 19, 1950	2010		67,556	(5)

Nominee for term expiring in 2021

External Director whose term will expire in 2018

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Avner Hermoni (3)(6)	Vice President Asia Pacific at Bermad CS Ltd.	December 5, 1947	2012	9,745	(5)

Continuing Directors

Current External Directors

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Michael Anghel (3)(11)	Company Director	January 13, 1939	2008	(12)	23,076	(5)

Joseph Tenne (3)(11)	Financial Consultant to Itamar Medical Ltd.	October 17, 1955	2014		6,600	(5)

(1)	The number and percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d–3(d) promulgated under the Exchange Act. Includes: 14,747 Ordinary Shares (in the case of Dr. Anghel); 14,747 Ordinary Shares (in the case of Mrs. Bronicki); 11,080 Ordinary Shares (in the case of Dr. Jacob Richter); 3,217 Ordinary Shares (in the case of Mr. Tenne); 11,080 Ordinary Shares (in the case of Mr. Tokman); 14,747 Ordinary Shares (in the case of Prof. Ullman); and 1,608 Ordinary Shares (in the case of Mr. Weisberg) subject to vested but unexercised options. Also includes, in the case of certain directors, shares issued as restricted shares (the applicable restrictions in respect of all of which have lapsed in full).
(2)	Yochai Richter and Dr. Jacob Richter are brothers.
(3)	‘Independent director’ in accordance with the applicable Nasdaq listing standards.
(4)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.
(5)	Less than 1%.
(6)	Member of the Audit Committee of the Board (the “Audit Committee”), the Remuneration Committee of the Board (the “Remuneration Committee”) and the Nominating Committee.
(7)	Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC and has also been classified as an independent director under the Companies Law.
(8)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993 and between September 29, 1997 and February 11, 2009.
(9)	Member of the Remuneration Committee.
(10)	Member of the Nominating Committee.
(11)	Member of the Audit Committee and the Remuneration Committee.
(12)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992, and between November 19, 1992 and June 25, 2006. Between June 21, 2000 and June 25, 2006, Dr. Anghel served two terms as an external director, the second of which expired on June 25, 2006. He was re-elected as an external director commencing on September 18, 2008, again commencing on June 26, 2011, again commencing on July 10, 2014, and again commencing on June 29, 2017.

***********

Yochai Richter has been the Active Chairman of the Board since May 8, 2006, and was the Chief Executive Officer of the Company from November 2002 to May 8, 2006. He was the President and Chief Executive Officer from November 1994 to November 2002 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was among the founders of Orbot Systems Ltd. (“Orbot”) and served as a member of the board of directors and as a managing director of that company from its organization in 1983 until the acquisition by the Company, in 1992, of all of the outstanding shares of Orbot (the “Orbot Merger”). He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

Dr. Michael Anghel serves as a member of the board of directors of Partner Communications Company Ltd., Syneron Medical Ltd. and BioLineRx Ltd., all of which are Israeli Nasdaq-listed companies. He is also a director of the Strauss-Group Ltd. and Dan Hotels Corporation Ltd., both of which are Israeli companies listed on the Tel Aviv Stock Exchange (the “TASE”). From 2004 to 2005, Dr. Anghel served as the president and chief executive officer of Discount Capital Markets Ltd. In 1999, he founded CAP Ventures Ltd., and served as its managing director from 1999 to 2004. From 1977 to 1999, he served as director and senior manager of Discount Investment Corporation Ltd. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of Lahav, its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University of Jerusalem (the “Hebrew University”) and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Yehudit Bronicki serves as a member of the boards of directors of Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. and the Aaron Institute for Economic Policy at the Interdisciplinary Center in Herzliya, and of the managing board of Insights in Education, an Israeli non-profit association. She is a member of the Advisory Board to the National Economic Council and of the Boards of Governors of the Hebrew University and the Tel Aviv Yafo Academic College, and also serves as chair of the Public Forum for Technological Education. In addition, Mrs. Bronicki serves as a member of the board of directors of Bronicki Investments Ltd., a privately held Israeli company. From 1991 to July 2014, Mrs. Bronicki served as the managing director of Ormat Industries Ltd. (“Ormat Industries”), an Israeli company, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki was also the chief executive officer of Ormat Technologies, Inc. (“Ormat Technologies”), a Delaware New York Stock Exchange-listed company, and its subsidiaries until July 2014, and remained a member of the board of directors of Ormat Technologies and its principal subsidiaries until November 2015. Mrs. Bronicki served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki, together with her husband Yehuda, is the 2018 recipient of the Israel Prize for Industry. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of NICE Ltd. (“NICE”) and Attunity Ltd., both of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company. He was Executive Vice President of the Company from August 1995 to July 1999 and, between June 1994 and August 1995, served as its Executive Vice President and Chief Financial Officer. Prior thereto, he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Orbot Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years’ experience in finance and banking, including senior positions at Discount Bank, prior to joining Orbot.

Avner Hermoni serves as vice president Asia Pacific at Bermad CS Ltd., an Israeli agricultural co-operative society, and from 2007 to December 2014, he served as chief executive officer of NaanDanJain Irrigation Ltd., an Israeli company. From 2003 to 2005, he was chief operations officer of NICE and, from 2000 to 2003, was chief executive officer of Shiron Satellite Communications Ltd. From 1997 to 1999, he simultaneously held the positions of president at Kulicke & Soffa (Israel) Ltd. and corporate vice president at Kulicke & Soffa Industries, Inc., a Nasdaq-listed company. From 1990 to 1997 he served as president of Orbot Instruments Ltd. From 1986 to 1989 he served as co-managing director of Orbot’s subsidiary in Belgium. Mr. Hermoni holds a bachelor’s degree in economics from the University of Haifa.

Miron Kenneth serves as a member of the board of directors of Allot Communications Ltd., and Nova Measuring Instruments Ltd., both Israeli Nasdaq-listed companies, and also serves as the chairman of the board of directors of Teridion Technologies Ltd., an Israeli company specializing in overlay network technologies for service providers, and of Varada Ltd., an Israeli company which provides cloud-based databases for analytics. From 2011 to 2013, he was chief executive officer of Pontis Ltd. and, from 2001 to 2011, was chairman and chief executive officer of Voltaire Ltd. Mr. Kenneth received his bachelor’s degree in economics and computer science from Bar Ilan University in 1982 and his master’s degree in business administration from Golden Gate University in 1985.

Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company, and has been a director of that company since 1993 and also serves on the boards of directors of a number of other privately held companies. He was managing director of Marathon—Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994, and was director of marketing of Orbot from January 1992 until consummation of the Orbot Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992, and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology (“MIT”).

Joseph Tenne serves as a financial consultant to Itamar Medical Ltd., an Israeli TASE-listed company, and from August 2014 to April 2017, served as vice president finance and chief financial officer of that company. Mr. Tenne is a member of the boards of directors of AudioCodes Ltd., an Israeli Nasdaq and TASE-listed company, MIND C.T.I. Ltd., an Israeli Nasdaq-listed company, Ability Inc., a Cayman Islands Nasdaq-listed company, and OPC Energy Ltd. and Ratio Oil Explorations (Finance) Ltd., both Israeli TASE-listed companies. From March 2014 to July 2014, Mr. Tenne served as the chief financial officer of Orgenesis Inc., a Nevada Over-The-Counter QB listed company. From March 2005 to April 2013, Mr. Tenne served as the chief financial officer of Ormat Technologies and from January 2006 to April 2013, he also served as the chief financial officer of Ormat Industries. From 2003 to 2005, Mr. Tenne was the chief financial officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”). Mr. Tenne is a certified public accountant in Israel and holds a bachelor’s degree in accounting and economics and master’s degree in business administration from Tel Aviv University.

Eliezer Tokman currently serves as chairman of the board of directors of FirstPoint Mobile Guard Ltd., an Israeli company. From 2008 to 2015, Mr. Tokman served as the chief executive officer of Siemens Israel. From 2001 to 2002, he served as senior vice president at Philips Medical Systems responsible for business integration, and from 1998 to 2001, he was employed by Marconi Medical Systems in the positions of senior vice president for product strategies and director of global computed tomography (CT) engineering. From 1977 to 1998, Mr. Tokman was employed within the Elscint group of companies in a variety of managerial roles, including as president of Elscint America and general manager of the CT division. Mr. Tokman holds a bachelor’s degree in electrical engineering from the Technion.

Prof. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute of Science and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Orbot Merger and of the Company following the Orbot Merger until 2005. Between 1986 and 1993 Prof. Ullman was a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003, he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc. Prof. Ullman is a member of the Israel Academy of Sciences and Humanities and the American Academy of Arts & Sciences. He is the 2015 recipient of the Israel Prize for Mathematics and Computer Science, the 2014 recipient of the EMET prize for science, art and culture and the 2008 recipient of the international Rumelhart award in human cognition.

Arie Weisberg serves as a member of the board of directors of Plastopil Hazorea Company Ltd., an Israeli TASE-listed company. He also acts as a consultant to various companies. From May 2006 to June 2009, he was President and Chief Operating Officer of the Company. From November 2002 to May 2006, he was Co-President for Global Resources, and from August 2000 to November 2002 he served as Executive Vice President for Global Resources. From January to August 2000, he was Corporate Executive Vice President for Global Resources and Chief Financial Officer. From August 1995 to January 2000, he was Corporate Vice President for Finance and Administration and Chief Financial Officer. From January 1993 to August 1995, he was co-general manager of Orbotech S.A. and from July 1991 to January 1993, he was director of finance and operations of Orbot’s subsidiary in Belgium. Prior to joining Orbot he was, from 1988 to 1991, general manager of Sinus Ltd., a manufacturer of internal combustion valves, and from 1984 to 1988, he was west region general manager of Solcoor Inc. He received his bachelor’s degree in agricultural economics from the Hebrew University.

Committees of the Board

The Articles provide that the Board may delegate any, or all, of its powers to one or more committees of the Board, and may entrust to and confer upon a managing director, general manager, chief executive officer and/or president (or any similar function with a different title) such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated and may be exercised only by the Board. In addition, the Companies Law requires public companies such as the Company to appoint an audit committee and a remuneration committee. Currently, the Board has three standing committees: the Audit Committee, the Remuneration Committee and the Nominating Committee.

(i)	Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors. For as long as the Company does not opt out of the requirement under the Companies Law to maintain external directors or, alternatively, opt out of the audit committee composition requirements, the Audit Committee must include all of the external directors, one of whom shall serve as the chairperson of the committee. An audit committee must be comprised of a majority of independent directors under applicable law and may not include certain directors. Generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings. A company’s independent and internal auditors generally need to be notified of meetings of its audit committee and are generally entitled to participate in such meetings.

The responsibilities of the Company’s Audit Committee under the Companies Law and its charter include, among other things: (a) overseeing: (i) the accounting and financial reporting processes of the Company; (ii) the integrity of the Company’s financial statements; (iii) the Company’s compliance with legal and regulatory requirements and certain ethical standards; (iv) the qualifications, independence and performance of the Company’s independent auditors; (v) the Company’s internal control structure; and (vi) management’s antifraud program and controls, including identification of fraud risks and implementation of anti-fraud measures; (b) examining the independent auditor’s scope of work as well as the independent auditor’s fees and providing its recommendations to the appropriate corporate organ; (c) considering and deliberating upon flaws in the management of the Company’s business, making recommendations to the Board as to how to correct them and providing for arrangements regarding employee complaints with respect thereto; and (d) approving actions or transactions, which, under Israeli law, require audit committee approval, including certain related party transactions and transactions involving potential conflicts of interest.

In carrying out its duties, the Audit Committee meets with management at least once in each fiscal quarter at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board. The Company’s independent and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s independent auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so. The Audit Committee also monitors generally the services provided by the Company’s independent auditors to ensure their independence, and reviews all audit and non-audit services provided by them.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditors. However, under Israeli law and the Company’s Articles, the appointment of independent auditors requires the approval of the shareholders of the Company, and their compensation requires the approval of the Board. In addition, pursuant to the Companies Law, the Audit Committee is required to examine the independent auditors’ scope of work as well as the independent auditors’ fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of the independent auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the independent auditors for audit services will be required to be approved and recommended to the Board by the Audit Committee and approved by the

Board. The Board has delegated its authority to approve the compensation of independent auditors for non-audit services to the Audit Committee, which in turn may delegate such authority to one or more members of the Audit Committee.

Dr. Michael Anghel, Mr. Dan Falk, Mr. Avner Hermoni and Mr. Joseph Tenne are the current members of the Audit Committee, with Dr. Anghel serving as its chairperson. Each of them is an ‘independent director’ in accordance with the applicable Nasdaq listing standards and in accordance with the Companies Law. In addition, Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC.

(ii)	Remuneration Committee

The Companies Law requires public companies to appoint a remuneration committee comprised of at least three directors. For as long as the Company does not opt out of the requirement under the Companies Law to maintain external directors or, alternatively, opt out of the remuneration committee composition requirements, the Remuneration Committee must include all of the external directors, one of whom shall serve as the chairperson of the committee, and may not include certain directors. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with the Companies Law and the Compensation Regulations.

The responsibilities of the Remuneration Committee under the Companies Law and its charter include, among other things: (i) making recommendations to the Board with respect to the approval of the Compensation Policy (as defined below) and any extensions thereto; (ii) periodically reviewing the implementation of the Compensation Policy and providing the Board with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the Terms of Office and Employment of Office Holders (as defined below); (iv) overseeing the administration of the various compensation plans and arrangements of the Company, and, to the extent appropriate, the subsidiaries of the Company; (v) assisting the Board in fulfilling its responsibilities relating to the compensation of directors, the Chief Executive Officer and other officers of the Company; and (vi) reviewing and approving the Company’s goals and objectives relevant to the compensation of its officers and determining eligibility for their incentives.

In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually several times in each fiscal year). Under the Companies Law, the Remuneration Committee may need to seek the approval of the Board and the shareholders for certain compensation decisions as described above. Generally, any person who is not entitled to be a member of the Remuneration Committee, including the Chief Executive Officer and other members of management, may not attend meetings of the Remuneration Committee or be present during the Committee’s deliberations or when resolutions are adopted, unless and to the extent determined otherwise by the chairperson of the Remuneration Committee in accordance with the Companies Law and applicable Nasdaq listing standards.

Dr. Michael Anghel, Mr. Dan Falk, Mr. Avner Hermoni, Mr. Joseph Tenne and Mr. Eliezer Tokman are the current members of the Remuneration Committee, with Dr. Anghel serving as its chairperson. Each of them is an ‘independent director’ in accordance with the applicable Nasdaq listing standards.

(iii)	Nominating Committee

The primary purposes of the Nominating Committee are to identify individuals qualified to become directors, to recommend such individuals for nomination for election as directors and to make recommendations to the Board concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the applicable Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting members of the Board and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, values, ethical standards, business judgment, knowledge about the Company’s business or industry and willingness to devote adequate time and effort to the responsibilities of the Board in the context of the existing composition and needs of the Board and its committees. When considering the nomination (including for re-election) of members to the Board, the Nominating Committee reviews such nominees’ positions and interests in other companies or firms, in order to identify any conflicts or potential conflicts of interest and other matters of relevance, and recommends to the Board whether these positions and conflicts (to the extent identified) should be authorized.

Membership of the Nominating Committee is limited to ‘independent directors’ in accordance with the applicable Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time. However, under the Companies Law, the Company is not required to have an independent nominating committee as would be required under Nasdaq rules and it may in the future opt to appoint members who do not meet the Nasdaq independence standards. For as long as the Company does not opt out of the requirement under the Companies Law to maintain external directors, the Nominating Committee must include at least one external director.

Mr. Dan Falk, Mr. Avner Hermoni and Prof. Shimon Ullman are the current members of the Nominating Committee, with Mr. Falk serving as its chairperson. Each of them is an ‘independent director’ in accordance with the applicable Nasdaq listing standards.

Executive Sessions

At least twice per annum, the ‘independent directors’ of the Company (in accordance with the applicable Nasdaq listing standards) meet in ‘executive sessions’, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

Board and Committee Meeting Attendance

Since the 2017 annual general meeting of shareholders, each director, other than Dr. Jacob Richter, has attended at least 75% of the meetings of the Board and its committees on which he or she served. During this period, Dr. Richter attended 71% of the meetings of the Board.

Certain Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as Active Chairman of the Board. For further information see Executive Remuneration—Remuneration of the Active Chairman of the Board.

For information concerning the remuneration of directors and the eligibility and participation of directors in the Directors Annual Equity Award Plan (as defined below) and information concerning unexercised options held by directors and nominees for election as directors, including awards made during 2017, see Executive Remuneration—Remuneration of the Active Chairman of the Board; —Other Directors’ Remuneration; and —Equity Awards to Directors.

For information concerning the insurance, indemnification and release of the directors, the chief executive officer and other Office Holders of the Company, see Executive Remuneration—Insurance, Indemnification and Release.

Certain equity awards held by certain Office Holders of the Company are subject to accelerated vesting in the event of such Office Holder’s death or in connection with certain terminations of employment or continued employment for a specified period of time, in each case, following a change in control of the Company, which would include shareholder approval of a business combination or merger such as the Proposed Merger. In addition, certain Office Holders are, under certain circumstances, eligible for increased severance pay and other termination-related payments.

Pursuant to the Companies Law, the Company is required to adopt a compensation policy with respect to the Terms of Office and Employment (as defined below) of the Company’s Office Holders (a “Compensation Policy”). The Company’s current Compensation Policy was approved by the shareholders at the 2016 annual general meeting of shareholders (the “2016 AGM”).

Executive Remuneration

The following table sets forth, as a group, for all persons who were, at any time during 2017, Office Holders of the Company, all remuneration paid or accrued by the Company in respect of the fiscal year ended December 31, 2017:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for equity awards
2017 Office Holders as a group (consisting of 23 persons)(1)	$11,117,415	$870,833	$3,806,865

(1)	In addition to the 11 individuals who served as members of the Board during 2017, the Company considers 12 other individuals, including its Chief Executive Officer, its President and Chief Operating Officer, its Corporate Vice President and Chief Financial Officer, its Corporate Executive Vice President, Chief Technology Officer and Head of Innovation and the President and Chief Operating Officer of SPTS Technologies Group Limited and its consolidated subsidiaries, to have been Office Holders in 2017. One of these 12 individuals was no longer an Officer Holder as of May 14, 2018.

For information concerning compensation granted to the Company’s five most highly compensated Office Holders with respect to the year ended December 31, 2017, see ‘Item 6—Directors, Senior Management and Employees—B. Compensation—(b) Individual Compensation of Covered Executives’ in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017. In addition, during the period from January 1, 2018 to May 14, 2018, a special grant of 60,000 RSUs, of which 15,000 RSUs are subject to performance criteria, was awarded to one Office Holder of the Company. Such grant, which was made pursuant to, and subject to the terms and conditions of the 2015 Plan, which was approved by the Board in 2017 and which will vest in two equal installments on the first and second anniversaries of the grant date, subject to applicable vesting conditions. These awards are pursuant to, and subject to the terms and conditions of, the 2015 Plan.

(a) Approval Required for Directors’ Compensation

The Company first adopted a Compensation Policy in 2013. The Company’s current Compensation Policy was approved by the Board in 2016, after considering the recommendations of the Remuneration Committee, and by the Company’s shareholders at the 2016 AGM.

Pursuant to the Companies Law, any arrangement between the Company and its Office Holders, which term includes directors, as to their terms of office and employment, including with respect to: the exemption and release of the Office Holder from liability for breach of his or her duty of care to the Company; any undertaking to indemnify the Office Holder or provide post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit payable in connection with termination of service of an Office Holder; and any other benefit, payment or undertaking to provide any payment that may be made to an Office Holder (collectively, the “Terms of Office and Employment”), must generally be consistent with the

Compensation Policy and generally requires the approval of the Remuneration Committee, the Board and, with respect to certain Office Holders (including directors) and in certain circumstances, the shareholders. As discussed above, the Companies Law and the Compensation Regulations provide that the compensation payable to external directors and ‘independent directors’ under the Companies Law is subject to certain further limitations.

(b) Remuneration of the Active Chairman of the Board

Yochai Richter has an employment agreement with the Company pursuant to which he currently serves as Active Chairman of the Board. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon a termination of employment at any time, Mr. Richter is entitled to receive a lump sum payment equal to twelve months’ salary and certain benefits in effect at the time of termination. He is also entitled to receive a severance payment in cash equal to: (i) in the event of his resignation from employment, 150% of his monthly salary and certain benefits multiplied by the number of years he was employed by the Company (commencing with his employment by Orbot in 1982); or (ii) in the event of a termination of his employment agreement by the Company (other than for “cause”, as defined in his employment agreement), 200% of his monthly salary and certain benefits multiplied by the number of years he was employed by the Company (commencing with his employment by Orbot in 1982).

The Audit Committee, the Board and the shareholders have approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. A bonus of $1,320,000 was paid to Mr. Richter in respect of 2017. Pursuant to shareholder approval, commencing from the 2010 annual general meeting of shareholders, Mr. Richter became eligible to participate in the Directors Annual Equity Award Plan and will, for as long as he remains the Chairman of the Board or an ‘eligible director’ (as defined in the Directors Annual Equity Award Plan), continue to do so.

The above terms of Mr. Richter’s employment and service were approved prior to the time the Company first became required to adopt a Compensation Policy. Any change to the terms described above will be subject to the approval process and other conditions set forth in the Companies Law.

(c) Other Directors’ Remuneration

Under arrangements previously approved by the Audit Committee, the Board and the shareholders of the Company, and re-approved by the Remuneration Committee, the Board and the shareholders with the approval of the initial Compensation Policy at the 2013 annual general meeting of shareholders, each of the members of the Board who is not, or will in the future cease to be, an employee of the Company, including external directors, is entitled to receive, as of September 2008: (i) an annual payment of NIS 65,000 plus applicable value added tax (“VAT”); and (ii) a per meeting fee of NIS 2,500 plus VAT for every meeting of the Board or any committee thereof that the director attends. In addition: (A) the annual payment and the per meeting fee of all such directors will be adjusted annually to reflect changes in the Israeli Consumer Price Index in the manner provided in the Compensation Regulations; (B) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company will pay 60% of the per meeting fee; (C) in the event a resolution is adopted by the Board without a meeting pursuant to Section 103 of the Companies Law, the Company will pay 50% of the per meeting fee; and (D) the annual payment will be paid in four equal installments, and per meeting fee will be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Compensation Regulations. On May 14, 2018, after adjustment as described in (A) above, the annual payment to each non-employee director described in (i) above was NIS 74,360 (approximately $20,725 based on the exchange rate of NIS 3.588 = $1.00 published by the Bank of Israel in respect of April 30, 2018 (the “Current Exchange Rate”); and the per meeting fee paid to each non-employee director was NIS 2,860 (approximately $795 based on the Current Exchange Rate).

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors, including external directors, of the Company (the “Directors Annual Equity Award Plan”), which was amended with shareholder approval at the 2010 and 2015 annual general meetings of shareholders. Under the Directors Annual Equity Award Plan, each director who is in office immediately after any annual general meeting of shareholders, including external directors and including directors who are employees of the Company, but not including the Chief Executive Officer (even if a director), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of “Restricted Shares” (which are Ordinary Shares awarded subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions) or “RSUs” (which are awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property in accordance with certain terms and conditions), with an aggregate grant-date value equal to the lesser of $75,000 and the value of 6,250 Restricted Shares with respect to the Chairman of the Board, and with an aggregate grant-date value equal to the lesser of $60,000 and the value of 5,000 Restricted Shares with respect to each other eligible director under the Directors Annual Equity Award Plan. There is no separate reserve of shares for purposes of the Directors Annual Equity Award Plan and awards will be granted to the extent that there are sufficient Ordinary Shares reserved under any applicable equity remuneration plan of the Company. All equity-based remuneration awarded under the Directors Annual Equity Award Plan has been or will be granted as part of, and out of Ordinary Shares available for grant under, the 2000 Plan (prior to its expiration), the 2010 Plan and/or the 2015 Plan. All equity awards under the Directors Annual Equity Award Plan vest in full on May 31 of the calendar year following the year in which they are granted and are otherwise generally subject to the terms of the applicable Company equity plan under which they are awarded.

Should a director not serve until the end of his or her term for any reason (including due to death or disability) or if a director ceases to be an ‘eligible director’ under the Directors Annual Equity Award Plan but remains a director, then any unvested Restricted Shares or RSUs held by such director at such time will expire and be cancelled and forfeited immediately. At the Meeting, shareholders will be asked to approve accelerated vesting of Company equity awards granted to the Company’s directors in connection with the 2018 Annual General Meeting, in the event that the Closing occurs prior to May 31, 2019. See Item 5 below.

Options previously awarded and still outstanding under the Directors Annual Equity Award Plan expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting of shareholders prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following such annual general meeting of shareholders; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should an eligible director not serve until the end of his or her term for any other reason, apart from death or disability, in which case the provisions of the applicable Company equity remuneration plan will apply with respect to vesting and expiration of options, any unvested or unexercised options will expire and be cancelled and forfeited immediately. In the event a director ceases to be an eligible director but remains a director: (i) unvested options will expire and be cancelled and forfeited at such time; and (ii) vested options will continue to be exercisable and will expire as described above.

The Company has previously approved, and re-approved with the approval of the initial Compensation Policy and, consistent therewith, the Compensation Policy provides, that external directors’ remuneration will be relative to that of ‘other directors’, as such term is defined in the Compensation Regulations, so that, in the event that, during their term as external directors, the Company increases the remuneration payable, whether the annual payment or the per meeting fee, to any ‘other directors’, or grants additional equity-based compensation to ‘other directors’, each external director will receive, without further approval, additional remuneration, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such ‘other directors’ as annual payment or as per meeting compensation, respectively, or be granted additional equity-based compensation as is equal to the average additional equity-based compensation being granted to such ‘other directors’ and on substantially similar terms, as applicable. In addition, pursuant to the Compensation Regulations, the Company may also change the amount or form of remuneration payable to its then-serving external directors at the time of appointment of an additional external director, provided however that such change is to the benefit of the then-serving external directors.

The nominees for directors, including the nominees for external directors, will, if elected, receive remuneration as described above (including with respect to the nominee for external director, remuneration that is relative to that of ‘other directors’) and will, if elected, also participate in the Directors Annual Equity Award Plan and receive equity-based compensation as eligible directors thereunder, as described above.

(d) Equity Awards to Directors

The following table sets forth information, as of May 14, 2018, concerning all outstanding option awards held (if held) by persons who currently serve as directors:

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Michael Anghel	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Yehudit Bronicki	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Jacob Richter	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Joseph Tenne	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Eliezer Tokman	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Shimon Ullman	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	0	Jul-9-2021

Arie Weisberg	Jul-10-2014	15.61	1,608	1,608	0	Jul-9-2021

All of the above option awards are subject to the terms of the 2000 Plan and were made as part of the Directors Annual Equity Award Plan. For information concerning the method of calculation of the number of Ordinary Shares subject to RSUs or Restricted Shares awarded to directors under the Directors Annual Equity Award Plan, see —Other Directors’ Remuneration. On May 14, 2018, the closing price of the Ordinary Shares as reported by Nasdaq was $62.33.

During 2017, 2,281 RSUs were awarded to the Active Chairman of the Board and 1,825 RSUs were awarded to each other director who was in office immediately after the 2017 annual general meeting of shareholders, including the external directors.

In addition, during 2017: (i) no options to purchase Ordinary Shares held by directors were cancelled; (ii) options to purchase a total of 18,045 Ordinary Shares held by directors were exercised; and (iii) a total of 24,582 RSUs held by directors (all of which were awarded during 2016) vested. During the period from

January 1, 2018 to May 14, 2018: (i) no options to purchase Ordinary Shares were exercised by directors; (ii) no options to purchase Ordinary Shares held by any directors were cancelled; and (iii) no RSUs held by directors vested. A total of 20,531 RSUs held by directors (all of which were awarded during 2017) are scheduled to vest in full on May 31, 2018.

Pursuant to the Tax Ordinance (and, with respect to RSUs, to a tax ruling the Company has received from the Israel Tax Authority) and to an election made by the Company thereunder and consistent with the Compensation Policy, gains derived by employees (which term includes directors) in Israel arising from the sale of Restricted Shares, shares delivered in settlement of RSUs or acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component which would be subject to income tax at the grantee’s marginal tax rate. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains, although it will generally be entitled to do so in respect of the income component of such awards (if any) which is subject to income tax at the grantee’s marginal tax rate, when the related tax is paid by the employee. Pursuant to shareholder approval, and consistent with the Compensation Policy, each of the equity awards granted to directors specified in the table above, as well as any other equity awards which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000, 2010 or 2015 Plans (whether as part of the Directors Annual Equity Award Plan or otherwise), will benefit from the above-described capital gains tax treatment (other than equity awards to Mr. Yochai Richter and Dr. Jacob Richter granted during years in which their combined holdings exceed a certain percentage, as determined pursuant to relevant Israeli tax laws).

The salary income component of an equity award consists of the excess, if any, of the average price of the Ordinary Shares during the 30-day period immediately prior to the grant date over the exercise price of options awarded or the purchase price of Restricted Shares or RSUs granted (as the case may be). Because options under the Company’s equity plans are generally awarded at the market price of the Ordinary Shares on the grant date, the salary income component of options has historically been relatively small. By contrast, because RSUs and Restricted Shares have been issued at substantially below the market price of the Ordinary Shares and for nominal consideration only, the salary income component of Restricted Shares or RSUs, and the corresponding expense which the Company will be allowed to claim for tax purposes in Israel, is and will be significantly higher than in the case of options.

(e) Insurance, Indemnification and Release

The Remuneration Committee, the Board and the shareholders of the Company have resolved, consistent with the Compensation Policy: (i) to ratify and approve the purchase and the periodic renewal of insurance coverage in respect of the liability of its Office Holders currently in office and any additional or other Office Holders as may be appointed from time to time in the future, including external directors, which will include coverage with respect to any public offering of shares or other securities of the Company, to the maximum extent permitted by law, providing for up to $75.0 million in coverage; (ii) to undertake in advance to indemnify all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, for certain matters, costs and expenses as set forth in a letter of indemnification and exemption and release approved for issuance to them; and (iii) to exempt and release to the maximum extent permitted by law all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company, including, with respect to directors, in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard. With respect to the purchase of insurance as described in clause (i), the Remuneration Committee and the Board only may approve a greater amount of coverage; provided, however, that any such greater amount of coverage shall not exceed 15% of the Company’s market capitalization, calculated based on the closing price of the Ordinary Shares, as quoted on Nasdaq at the close of business on December 31 of the calendar year preceding the date of such approval. Pursuant to this provision, at their respective meetings held in February 2018, the Remuneration Committee and the Board approved an increase in such insurance coverage to $150.0 million.

Consistent with the Compensation Policy, the Remuneration Committee and the Board resolved to similarly undertake in advance to indemnify certain other Office Holders of the Company (in addition to the directors and the chief executive officer of the Company) including all those currently in office, and to similarly exempt and release to the maximum extent permitted by law all such other Office Holders of the Company, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company and to provide them with letters in this regard.

Subject to the foregoing, any current directors who are re-elected, including external directors, would benefit from the insurance, indemnification, release and exemption discussed herein.

(f) Other Director Disclosure

The Company is not aware of any agreements or arrangements between any director or nominee for election as a director and any person or entity other than the Company relating to compensation or other payment in connection with such director’s or nominee’s candidacy for director or for a director’s service as a director of the Company.

Policy on Confidentiality and Trading in Company Securities

As a publicly traded entity, the Company maintains and enforces policies concerning confidentiality of information and the purchase and sale of its securities by all directors, officers, employees and consultants of the Company and its subsidiaries and related companies.

Certain Information Concerning Equity Awards to Office Holders

The following table sets forth as a group, for all persons who were, at any time during 2017, Office Holders, certain information in respect of the 2000, 2010 and 2015 Plans concerning: (i) equity awards granted by the Company between January 1, 2017 and December 31, 2017; (ii) options which were exercised and paid, and Restricted Shares and RSUs which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2017.

	Plan
	2000	2010	2015
Equity Awards Granted:
• Number of Ordinary Shares subject to options			8,024
• Weighted average option exercise price per Ordinary Share			$32.87
• Year of expiration of options			2024
• Number of Restricted Shares
• Number of RSUs			131,791
Options Exercised/Paid; Restricted Shares and RSUs Vested:
• Number of Ordinary Shares subject to options	48,482
• Weighted average option exercise price per Ordinary Share	$13.32
• Restricted Shares vested
• RSUs vested		39,732	43,617
Equity Awards Cancelled:
• Number of Ordinary Shares subject to options
• Weighted average option exercise price per Ordinary Share
• Number of Restricted Shares
• Number of RSUs
Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	88,027		18,417
• Weighted average option exercise price per Ordinary Share	$13.06		$29.81
• Weighted average remaining option life (years)	2.57		6.04
• Number of Restricted Shares	94,977
• Number of RSUs		32,081	236,152

It is proposed that at the 2018 Annual General Meeting the following resolutions be adopted:

“RESOLVED that:

1.	(a)

Yochai Richter, be, and he hereby is, re-elected as a director for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2019 and when his successor has been duly elected;

(b)	Yehudit Bronicki, be, and she hereby is, re-elected as a director for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2019 and when her successor has been duly elected;

(c)	Dan Falk, be, and he hereby is, re-elected as a director for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2019 and when his successor has been duly elected;

(d)	Miron Kenneth, be, and he hereby is, re-elected as a director for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2019 and when his successor has been duly elected;

(e)	Jacob Richter, be, and he hereby is, re-elected as a director for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2019 and when his successor has been duly elected;

(f)	Eliezer Tokman, be, and he hereby is, re-elected as a director for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2019 and when his successor has been duly elected;

(g)	Shimon Ullman, be, and he hereby is, re-elected as a director for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2019 and when his successor has been duly elected; and

(h)	Arie Weisberg, be, and he hereby is, re-elected as a director for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2019 and when his successor has been duly elected.

2.	Avner Hermoni be, and he hereby is, re-elected as an external director as defined in the Israeli Companies Law, 1999, as amended, as of August 3, 2018 for a term of three years, and that his remuneration and benefits as presented in the Company’s Proxy Statement for its 2018 Annual General Meeting be ratified and approved.”

Each of the nine resolutions above will be voted upon separately at the Meeting.

The Board recommends a vote FOR approval of the proposed resolutions.

ITEM 3—Re-appointment of Auditors

At the 2018 Annual General Meeting, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PwC, will be nominated for re-appointment as auditors of the Company for the fiscal year ending December 31, 2018, and until the next annual general meeting of shareholders.

Pursuant to the provisions of the Sarbanes-Oxley Act, Israeli law and the Articles, the appointment of external auditors requires the approval of the shareholders of the Company, and their compensation requires the approval of the Board, following approval and recommendation by the Audit Committee. The Board has delegated its authority to approve the compensation of external auditors for non-audit services to the Audit Committee or to a delegate thereof. The Audit Committee has reviewed, and is satisfied with, the performance of Kesselman & Kesselman, and has approved and is recommending to shareholders to approve, their re-appointment as external auditors.

Kesselman & Kesselman has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of Kesselman & Kesselman. A representative of Kesselman & Kesselman will be present at the Meeting, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The general practice of the Audit Committee is to receive from the Company’s management, either at the time of the Audit Committee’s final review of management’s annual report on internal control over financial reporting or at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company by Kesselman & Kesselman and/or other member firms of PwC, as well as a report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, a member of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman & Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman & Kesselman and/or other member firms of PwC during 2017 and 2016 were pre-approved by the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman & Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016
Audit fees (1)	$1,236,000	$1,080,000
Audit related fees (2)	128,000	346,000
Tax fees (3)	526,000	611,000

Total	$2,007,000	$2,037,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audits of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning regulatory matters and special projects and, in 2016, mainly includes fees and consultations in connection with a public offering, completed by the Company in June 2016, of 3,850,000 Ordinary Shares at a public offering price of $26.25 per Ordinary Share and the associated debt refinancing.
(3)	Includes fees for services related to tax compliance, including assistance in preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, issues with respect to transfer pricing and other.

It is proposed that at the 2018 Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s auditors, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited, be, and they hereby are, re-appointed as auditors of the Company for the fiscal year ending December 31, 2018, and until the Company’s next annual general meeting of shareholders.”

The Audit Committee recommends a vote FOR approval of the proposed resolution.

ITEM 4—Approval of Certain Potential Cash and Equity-Based Retention Incentives to the Chief Executive Officer of the Company and to the President and Chief Operating Officer of the Company

As mentioned above, pursuant and subject to the terms and conditions set forth in the Merger Agreement, the Company is obligated to carry on its business in all material respects in the ordinary course, in substantially the same manner as conducted prior to entering into the Merger Agreement, and, among other things, to use commercially reasonable efforts, consistent with past practices and policies, to retain the services of its directors, officers and employees.

Retention Proposal

The Company believes that KLA-Tencor’s success following the Proposed Merger will depend upon the ability of KLA-Tencor to retain senior management and key employees of Orbotech following the Proposed Merger. Similarly, should the Merger Agreement be terminated for any reason prior to Closing, and the Proposed Merger is not consummated, the Company’s future success will depend upon its ability to retain its senior management and key employees.

However, the Company’s senior management and key employees may experience uncertainty about their roles or the anticipated integration process with KLA-Tencor in connection with and following the Proposed Merger. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration related to the Proposed Merger. The loss of services of certain senior management or key employees of the Company could restrict its ability following any termination of the Merger Agreement to develop new products or enhance existing products in a timely manner, to sell products to customers or to manage its business effectively. Also, the Company’s business, financial condition and results of operations could be materially adversely affected by the loss of any of its key employees. The Company is using its reasonable best efforts to complete the Proposed Merger and has received a number of the necessary approvals, but to consummate the Proposed Merger, there are certain additional required regulatory approvals that, if granted, will likely only occur after the shareholder vote. However, upon shareholder approval of the Proposed Merger, members of the Company’s senior management could resign from the Company and receive substantial benefits in accordance with their employment arrangements even if there are remaining conditions to the Proposed Merger to be satisfied.

To deal with these risks, KLA-Tencor has agreed to provide certain retention incentives to the Company’s senior management, to be implemented only upon, or conditional upon, the Closing, and, with respect to the Company’s Chief Executive Officer, Mr. Asher Levy (the “CEO”) and its President and Chief Operating Officer, Mr. Amichai Steimberg (the “COO”), only following Closing. The proposed KLA-Tencor retention plans with respect to the CEO and the COO are not subject to approval by the Company or its shareholders, but will be described in the materials to be sent to the shareholders in connection with the 2018 Extraordinary General Meeting mentioned above. Accordingly, in addition to the retention incentives that KLA-Tencor has committed to provide to the CEO and COO following the Closing, and in order to provide appropriate incentives to the CEO and COO to remain with the Company until either Closing occurs or (in the unlikely event) the Merger Agreement is terminated in accordance with its terms prior to the Closing, the Remuneration Committee and the Board have approved, and are now seeking shareholder approval for and are recommending to the shareholders to approve, the grant by the Company, at such time as the Board may determine, of special cash-based and equity-based retention awards to each of the CEO and the COO, as follows: (A) a special cash bonus, if granted, of $2.0 million to the CEO and of $1.5 million to the COO, 50% of which would be payable immediately following a termination of the Merger Agreement and the remaining 50% six months thereafter; and (B) at the discretion of the Board immediately following a termination of the Merger Agreement, RSUs with a grant date value of $5.0 million to the CEO and with a grant date value of $3.5 million to the COO, which would vest over a four year period as follows: (i) 50% on the second anniversary of the grant date, (ii) an additional 25% on the third anniversary of the grant date, and (iii) the remaining 25% on the fourth anniversary of the grant date, subject in each case to continued employment through such dates. Such RSUs would additionally be subject to certain defined performance-based vesting criteria with respect to 25% of such awards, in accordance with the Company’s past practice and its Compensation Policy. All such equity-based retention awards would be subject to the accelerated vesting provisions pursuant to each of the CEO’s and COO’s current employment arrangement.

These special retention awards would be made only if the Merger Agreement is terminated prior to the Closing, and no such cash-based or equity-based retention awards will become payable in the event the Closing occurs.

The retention incentives that KLA-Tencor has agreed to provide to the CEO and COO following the Closing will be applicable only if the Closing actually occurs. Accordingly, the retention incentives for which Orbotech is seeking shareholder approval are necessary to provide incentives to the CEO and COO to forego their respective benefits in the event the shareholders approve the Merger but one or more of the other conditions is not likely to be satisfied. For more information about the risks related to the Merger, please refer to Orbotech’s filings with the Securities and Exchange Commission.

Current compensation arrangements of the CEO

Under existing arrangements between the Company and the CEO, the CEO currently receives a monthly base salary of NIS 162,000, equal to an annual base salary of NIS 1,944,000 (approximately $45,151 and $541,806, respectively, based on the Current Exchange Rate), plus benefits, an annual cash bonus equal to 1.25% of the Company’s net profit for such year and annual grant of equity-based compensation with a grant-date value equal to the lesser of $500,000 or the value of 42,000 Restricted Shares. Any change to these arrangements is subject to the approval process and other conditions set forth in the Companies Law. With respect to 2017, the cost to the Company of the CEO’s salary and benefits was $776,602 and his cash bonus was $1,650,000. In addition, as of May 14, 2018, the CEO: (i) held options to purchase a total of 20,083 Ordinary Shares, expiring on various dates between November 5, 2021 and June 28, 2024 and having a weighted average exercise price of $28.63 per share (none of which had vested and 6,863 of which with a weighted average exercise price of $24.57 per share will vest prior to December 31, 2018); (ii) held 65,950 outstanding (unvested) RSUs (27,837 of which will vest prior to December 31, 2018); and (iii) did not hold any other Company equity-based awards.

Each of the Company and the CEO may terminate the employment of the CEO by providing six months’ advance notice, other than in connection with a termination for ‘cause’ (as such term is defined in the CEO’s employment agreement). In addition, upon termination of employment, the CEO will generally be entitled to a severance payment in an amount equal to the product of 150% of the CEO’s monthly salary (or 200% if terminated by the Company), multiplied by the number of years of employment less any amounts contributed by the Company and accumulated in his pension or insurance funds on account of severance pay, and, if terminated by the Company, to an adaptation payment of six monthly salaries. In addition, upon the CEO’s resignation within 12 months following the occurrence of a ‘significant event’ (as such term is defined in the CEO’s employment agreement, which includes shareholder approval of the Proposed Merger), the CEO would be entitled to the adaptation payment as described above and to a severance payment equal to 200% of his salary as described above. Furthermore, in the event of his death, or termination of his employment, whether by the Company or voluntarily in certain specified circumstances, within 12 months following the occurrence of a ‘significant event’ or if he is still employed by the Company 24 months following a ‘significant event’, his outstanding and unvested equity awards will generally be accelerated and become fully vested.

Current compensation arrangements of the COO

Under existing arrangements between the Company and the COO, the COO currently receives a monthly base salary of NIS 145,800, equal to an annual base salary of NIS 1,749,600 (approximately $40,635 and $487,625, respectively, based on the Current Exchange Rate), plus benefits, an annual cash bonus equal to 0.92% of the Company’s net profit for such year and an annual grant of equity-based compensation with a grant-date value equal to the lesser of $300,000 or the value of 25,200 Restricted Shares. With respect to 2017, the cost to the Company of the COO’s salary and benefits was $687,611 and his cash bonus was $1,224,300. In addition, as of May 14, 2018, the COO: (i) held an option to purchase a total of 2,221 Ordinary Shares, expiring on November 5, 2021 and having an exercise price of $15.57 per share (which will vest in full prior to December 31, 2018); (ii) held 29,841 outstanding (unvested) RSUs (of which 11,342 will vest prior to December 31, 2018); and (iii) did not hold any other Company equity-based awards.

Each of the Company and the COO may terminate the employment of the COO by providing six months’ advance notice, other than in connection with a termination for ‘cause’ (as such term is defined in the COO’s employment agreement). In addition, upon termination of employment, the COO will generally be entitled to a severance payment in an amount equal to the product of 150% of the COO’s monthly salary (or 200% if terminated by the Company), multiplied by the number of years of employment less any amounts contributed by the Company and accumulated in his pension or insurance funds on account of severance pay, and, if terminated by the Company, to an adaptation payment of six monthly salaries. In addition, upon the COO’s resignation within 12 months following the occurrence of a ‘significant event’ (as such term is defined in the COO’s employment agreement, which includes shareholder approval of the Proposed Merger), the COO would be entitled to the adaptation payment as described above and to a severance payment equal to 200% of his salary as described above. Furthermore, in the event of his death, or termination of his employment, whether by the Company or voluntarily in certain specified circumstances, within 12 months following the occurrence of a ‘significant event’ or if he is still employed by the Company 24 months following a ‘significant event’, his outstanding and unvested equity awards will generally be accelerated and become fully vested.

Required Approvals

Pursuant to the Companies Law, arrangements between the Company and its Office Holders, including the CEO and the COO, as to their Terms of Office and Employment must generally be approved by the Remuneration Committee and the Board and be consistent with the Compensation Policy. The Terms of Office and Employment of the CEO are further subject to shareholder approval, by the Compensation Majority.

Under certain circumstances, arrangements between the Company and its Office Holders that are not consistent with the Compensation Policy may be approved, if such arrangements are approved by the shareholders by the Compensation Majority.

In addition, under certain circumstances, to the extent the Terms of Office and Employment of Office Holders who are not directors are not approved by the shareholders, where such approval is required, the Remuneration Committee and the Board may nonetheless approve such terms following a new discussion of the matter and for specified reasons and after considering the shareholders’ objection.

The Remuneration Committee and the Board have determined, when approving the proposed special retention awards, that, in light of their value, they are inconsistent with the Compensation Policy. However, due to the special retention needs described above, they have approved these potential awards, and are recommending that the shareholders approve these potential awards and authorize the Board to grant them at such time as the Board may determine.

Accordingly, it is proposed that at the 2018 Annual General Meeting the following resolutions be adopted:

“RESOLVED:

4(a)	To approve the grant of, and to authorize the board of directors of the Company to grant, certain potential special cash-based and equity-based retention awards to the Chief Executive Officer of the Company, Mr. Asher Levy, as presented in the Company’s Proxy Statement for its 2018 Annual General Meeting; and

4(b)	To approve the grant of, and to authorize the board of directors of the Company to grant, certain potential special cash-based and equity-based retention awards to the President and Chief Operating Officer of the Company, Mr. Amichai Steimberg, as presented in the Company’s Proxy Statement for its 2018 Annual General Meeting.”

Each of the two resolutions above will be voted upon separately at the Meeting.

The Board recommends a vote FOR approval of the proposed resolutions.

ITEM 5—Approval of Accelerated Vesting of Orbotech Equity Awards Granted to the Company’s Directors in connection with the 2018 Annual General Meeting

As discussed above, the Company is subject to the provisions of the Companies Law, under which arrangements between the Company and its directors as to their Terms of Office and Employment must generally be consistent with the Compensation Policy and generally require the approval of the Remuneration Committee, the Board and the shareholders.

As further discussed above, under the terms of the Directors Annual Equity Award Plan, (i) each director who is in office immediately after any annual general meeting of shareholders, including external directors and including directors who are employees of the Company, other than the Chief Executive Officer (even if a director), are entitled to receive, in addition to annual and per meeting fees, equity awards, comprised of Restricted Shares or RSUs, with an aggregate grant-date value equal to the lesser of $75,000 and the value of 6,250 Restricted Shares with respect to the Chairman of the Board, and with an aggregate grant-date value equal to the lesser of $60,000 and the value of 5,000 Restricted Shares with respect to each other eligible director under the Directors Annual Equity Award Plan; (ii) all equity awards under the Directors Annual Equity Award Plan vest in full on May 31 of the calendar year following the year in which they are granted; and (iii) should a director not serve until the end of his or her term for any reason (including due to death or disability) or if a director ceases to be an ‘eligible director’ under the Directors Annual Equity Award Plan but remains a director, then any unvested Restricted Shares or RSUs held by such director at such time will expire and be cancelled and forfeited immediately.

The Company and KLA-Tencor currently expect that the Closing will take place during the fourth quarter of calendar year 2018. Pursuant to the Merger Agreement, upon the Closing, the current directors of the Company will no longer serve as the directors of the surviving company in the Proposed Merger. Accordingly, the equity-based awards granted to the Company’s directors in connection with the 2018 Annual General Meeting will expire and be cancelled and forfeited in the event the Closing occurs prior to May 31, 2019, unless the vesting of such awards is accelerated. Pursuant to the Merger Agreement and consistent with the Compensation Policy, the Company may provide for such accelerated vesting, and the Remuneration Committee and the Board have unanimously approved such accelerated vesting, subject to the approval of the shareholders.

Accordingly, it is proposed that at the 2018 Annual General Meeting the following resolution be adopted:

“RESOLVED that the acceleration of vesting as of immediately prior to the Closing of the Proposed Merger of any outstanding awards granted under the Company’s equity based incentive plans to the Company’s directors in accordance with the Directors Annual Equity Award Plan in connection with the 2018 Annual General Meeting be, and hereby is, approved in all respects.”

The Board recommends a vote FOR approval of the proposed resolution.

Consideration of the Report of the Independent Registered Public Accounting

Firm and the Consolidated Financial Statements

At the 2018 Annual General Meeting, the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2017, will be presented for discussion. The representative of Kesselman & Kesselman present at the Meeting will be available to respond to appropriate questions from shareholders concerning the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company.

SHAREHOLDER PROPOSALS

According to regulations promulgated pursuant to the Companies Law governing the terms of notice and publication of shareholder meetings of public companies, holder(s) of one percent or more of the Company’s voting rights may propose any matter appropriate for deliberation at a shareholder meeting to be included on the agenda of a shareholder meeting, including nomination of candidates for directors, generally by submitting a proposal within seven (7) days of publicizing the convening of a shareholder meeting, or, if the Company publishes a preliminary notice at least twenty-one (21) days prior to publicizing the convening of a meeting, stating its intention to convene such meeting and the agenda thereof, within fourteen (14) days of such preliminary notice. Any such proposal must further comply with the information requirements under applicable law and the Articles.

The Annual Report of the Company for the fiscal year ended December 31, 2017, including its consolidated financial statements, though not a part of the proxy solicitation material, has been filed by the Company with the SEC, is available on the Company’s corporate website and will be provided, in hard copy free of charge, to those shareholders so requesting it. Shareholders are invited to review this report.

By Order of the Board

YOCHAI RICHTER	ASHER LEVY
Active Chairman of the Chief Executive Officer	Board of Directors

Dated: May 17, 2018

GO GREEN

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☐

ORBOTECH LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 21, 2018

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints MR. YOCHAI RICHTER and MR. MICHAEL HAVIN, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all Ordinary Shares of ORBOTECH LTD. (the “Company”), standing in the name of the undersigned at the close of trading on May 14, 2018, at the 2018 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the Company’s principal offices at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, on Thursday, June 21, 2018, at 10:00 a.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side:

(Continued and to be signed on the reverse side)

1.1	14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ORBOTECH LTD.

June 21, 2018

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

Proxy statement and proxy card are available at

www.orbotech.com

Please complete, sign, date and mail your

proxy card in the envelope provided

as soon as possible.

In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on June 20, 2018 (and, in each case, not revoked prior to such time). Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

⬛	PLEASE COMPLETE, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	RE-ELECTION OF DIRECTORS:
	THE NOMINEES FOR RE-ELECTION AS DIRECTORS ARE:		FOR	AGAINST	ABSTAIN
	(A)	YOCHAI RICHTER	☐	☐	☐
	(B)	YEHUDIT BRONICKI	☐	☐	☐
	(C)	DAN FALK	☐	☐	☐
	(D)	MIRON KENNETH	☐	☐	☐
	(E)	JACOB RICHTER	☐	☐	☐
	(F)	ELIEZER TOKMAN	☐	☐	☐
	(G)	SHIMON ULLMAN	☐	☐	☐
	(H)	ARIE WEISBERG	☐	☐	☐

2.	RE-ELECTION OF EXTERNAL DIRECTOR (AND HIS REMUNERATION AND BENEFITS):
	THE NOMINEES FOR RE-ELECTION AS EXTERNAL DIRECTOR IS:		FOR	AGAINST	ABSTAIN
	AVNER HERMONI (INCLUDING HIS REMUNERATION AND BENEFITS)		☐	☐	☐

Are you an Interested Party (as such term is defined in the Proxy Statement) with respect to this item 2?			YES	NO
			☐	☐

If you have not marked “NO” on the proxy (or in your electronic submission), thereby confirming that you are not an Interested Party with respect to item 2, your vote will not be counted for purposes of the External Director Majority (as such term is defined in the Proxy Statement), and your signature on the enclosed proxy (or the submission of an electronic vote) will constitute a certification that you are an Interested Party with respect this item 2.

As further explained in the Proxy Statement, the Company is not aware of any controlling shareholder and therefore believes that none of its shareholders should be an Interested Party with respect to this matter and, accordingly, would be expected to mark “No” in the appropriate place above.

See pages 4-5 of the Proxy Statement for more information.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

		FOR	AGAINST	ABSTAIN
3.	RE-APPOINTMENT OF KESSELMAN & KESSELMAN AS AUDITORS OF THE COMPANY:	☐	☐	☐
4.	POTENTIAL CASH AND EQUITY-BASED RETENTION INCENTIVES TO:
	(a) THE CHIEF EXECUTIVE OFFICER OF THE COMPANY:	☐	☐	☐
		YES	NO
	Are you an Interested Party (as such term is defined in the Proxy Statement) with respect to this item 4(a)?	☐	☐

If you have not marked “NO” on the proxy (or in your electronic submission), thereby confirming that you are not an Interested Party with respect to item 4(a), your vote will not be counted for purposes of the Compensation Majority (as such term is defined in the Proxy Statement), and your signature on the enclosed proxy (or the submission of an electronic vote) will constitute a certification that you are an Interested Party with respect this item 4(a).

As further explained in the Proxy Statement, the Company is not aware of any controlling shareholder and a shareholder would be an Interested Party in this item 4(a) only if such shareholder had a “personal interest” therein (as such term is defined in the Proxy Statement). The Company therefore believes that few, if any, of its shareholders would be an Interested Party with regard to Item 4(a) and that its shareholders would generally be expected to mark “No” in the appropriate place above.

See page 4 of the Proxy Statement for more information, including the definitions of these terms under the Israeli Companies Law.

		FOR	AGAINST	ABSTAIN
	(b) THE PRESIDENT AND CHIEF OPERATING OFFICER OF THE COMPANY:	☐	☐	☐
		YES	NO
	Are you an Interested Party (as such term is defined in the Proxy Statement) with respect to this item 4(b)?	☐	☐

If you have not marked “NO” on the proxy (or in your electronic submission), thereby confirming that you are not an Interested Party with respect to item 4(b), your vote will not be counted for purposes of the Compensation Majority (as such term is defined in the Proxy Statement), and your signature on the enclosed proxy (or the submission of an electronic vote) will constitute a certification that you are an Interested Party with respect this item 4(b).

As further explained in the Proxy Statement, the Company is not aware of any controlling shareholder and a shareholder would be an Interested Party in this item 4(b) only if such shareholder had a “personal interest” therein (as such term is defined in the Proxy Statement). The Company therefore believes that few, if any, of its shareholders would be an Interested Party with regard to Item 4(b) and that its shareholders would generally be expected to mark “No” in the appropriate place above.

See page 4 of the Proxy Statement for more information, including the definitions of these terms under the Israeli Companies Law.
		FOR	AGAINST	ABSTAIN
5.	ACCELERATED VESTING OF ORBOTECH EQUITY AWARDS GRANTED TO THE COMPANY’S DIRECTORS IN CONNECTION WITH THE 2018 ANNUAL GENERAL MEETING	☐	☐	☐

Discretionary authority is hereby granted with respect to such other matters as may properly come before the Meeting or any adjournment thereof.

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” Items 1 – 5 listed herein. Any other matters that may properly come before the Meeting, if any, will be voted by the persons designated as proxies in their judgment.

Any and all proxies heretofore given are hereby revoked.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

⬛	Note:	Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.	⬛

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Alon Rozner
Alon Rozner
Corporate Vice President and Chief Financial Officer

Date: May 18, 2018